January 15, 2010

VIA EDGAR

Ms. Sheila Stout
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549-4720

Re:           Dimensional Investment Group Inc. – Registration Statement on Form N-14
(File No. 033-33980; 811-6067)

Dear Ms. Stout:

We are responding to one of the comments that you had provided via telephone on December 29, 2009, to the above-captioned registration statement (the “Registration Statement”) filed by Dimensional Investment Group Inc. (the “Registrant”) on December 22, 2009.1  The comment and the Registrant’s response thereto are set forth below.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

In connection with the Registrant’s response to your comment, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;
▪
Staff comments to or changes to disclosure in response to Staff comments to the Registration Statement do not foreclose the Securities and Exchange Commission (the “SEC”) from taking any action with respect to the Registration Statement; and

▪	The Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States with respect to the Registration Statement.

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1 The Registrant’s responses to your other comments will be filed separately.

U.S. Securities and Exchange Commission
January 15, 2010

1.
In the North American Security Trust no-action letter (pub. avail. Aug. 5, 1994)(“NAST”), the SEC stated that, in determining whether a surviving fund may use the historical performance of a predecessor fund involved in a reorganization, it is necessary to compare the characteristics of the surviving fund and the predecessor fund to determine which fund, if any, the surviving fund most closely resembles.

Prepare a NAST analysis, which addresses each of the five criteria considered in determining that the Acquiring Fund will be the accounting survivor following the Reorganization.  This analysis should be filed as SEC correspondence, and should be filed as soon as practicable.

Response:  Each of the five criteria, along with the relevant analysis, are as follows:

(i)   The investment advisor to the surviving fund.  Each of the Target Fund and the Acquiring Fund is a feeder fund that invests substantially all of its assets in the shares of the Funds’ master fund, The U.S. Large Company Series (the “Master Fund”), a series of The DFA Investment Trust Company.  As a consequence of the Funds’ master-feeder structure, neither Fund has entered into an investment advisory agreement, but instead, invests in the Master Fund.  Dimensional serves as the investment advisor to the Master Fund, and will continue to serve as the Master Fund’s investment advisor after the Reorganization.  Thus, the arrangements for investment advisory services for the surviving fund after the Reorganization will be identical to the arrangements for investment advisory services prior to the Reorganization for each Fund.

(ii)  The portfolio composition of the surviving fund.  As noted above, because the Funds operate in a master-feeder structure, investing substantially all of their assets in the shares of the Master Fund, the Funds’ investment portfolios are comprised nearly entirely of the shares of the Master Fund.  Following the Reorganization, the portfolio composition of the surviving fund will be identical to the portfolio composition of each Fund prior to the Reorganization.

(iii)  The investment objectives and policies of the surviving fund.  The investment objective of each Fund is identical—to approximate the total investment return of the S&P 500® Index.  The Funds pursue identical investment strategies, by seeking to achieve their investment objectives primarily by investing in the shares of the Master Fund.  The Funds are subject to identical investment policies and have adopted identical investment restrictions.  Following the Reorganization, the investment objective and the investment policies of the surviving fund will be identical to the investment objectives and the investment policies of each Fund prior to the Reorganization.

(iv)  The expense structure and expense ratio applicable to the surviving fund. The Target Fund presently pays an administrative fee of 0.095 of 1% to Dimensional for the administrative services that Dimensional provides to the Target Fund, and by investing in the Master Fund, the Target Fund pays a management fee of 0.025 of 1% to Dimensional,

U.S. Securities and Exchange Commission
January 15, 2010

for a total fee of 0.12 of 1%.  The Acquiring Fund pays an administrative fee of 0.05 of 1% to Dimensional for the administrative services that Dimensional provides to the Acquiring Fund, and by investing in the Master Fund, the Acquiring Fund pays a management fee of 0.025 of 1% to Dimensional, for a total fee of 0.075 of 1%.  Because the Acquiring Fund’s expense structure and expense ratio will be the expense structure and expense ratio of the surviving fund, this was determined to be the primary factor in concluding that the Acquiring Fund should be the accounting survivor following the Reorganization.

(v)   The relative asset sizes of the funds involved the reorganization.  As of October 31, 2009, the net assets of the Target Fund were $2,719,417,855, and the net assets of the Acquiring Fund were $785,688,704.  While the net assets of the Target Fund are larger than the net assets of the Acquiring Fund, it is believed that this factor is of less significance and importance than the expense structure and expense ratio applicable to the surviving fund (discussed in criteria (iv) above) in determining that the Acquiring Fund should be the accounting survivor.  The Registrant also notes that asset size is thought to be the least important factor in considering fund accounting survivors.2

For these reasons, the Acquiring Fund will be the accounting survivor.
***

Should you have any questions or concerns regarding the matters discussed above, please contact me at (215) 564-8027.

Best regards,

                    /s/Mark A. Sheehan
Mark A. Sheehan, Esq.

cc:           Ms. Linda Stirling
U.S. Securities and Exchange Commission
Valerie A. Brown, Esq.
Brett Agnew, Esq.
Dimensional Fund Advisors LP

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2 See White Paper on Fund Mergers published by the Accounting Policy Subcommittee of the Accounting/Treasurers Committee of the Investment Company Institute, March 1, 2004.